Vadda Energy Corporation
1660 S. Stemmons Freeway, Suite 440
Lewisville, Texas 75067

November 14, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Vadda Energy Corporation Amendment No. 1 to Registration Statement on Form 10 Filed September 6, 2011 File No. 0-28171

Dear Mr. Schwall:

As requested, Vadda Energy Corporation (“Vadda,” “we,” “us,” “our” or the “Company”) hereby submits the responses set forth below to the comments in your letter dated October 13, 2011 with respect to the Company’s Registration Statement on Form 10 filed July 5, 2011, as amended by Amendment No. 1 thereto filed September 6, 2011 (as amended, the “Form 10”), which comments are set forth in italics below.  The Company is filing Amendment No. 2 to the Form 10 (“Amendment No. 2”) contemporaneously herewith.  Except as otherwise provided herein, each reference in any response set forth below to any item, section or page is a reference to the corresponding item, section or page of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form 10

General

1.	All references in this letter to prior comments are to the numbered comments we issued to you in our letter dated August 2, 2011. We reissue prior comment 1.

Response:  The Company notes the comment and has addressed it both in this response letter and throughout Amendment No. 2.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
November 14, 2011

Environmental, Health and Safety Regulation, page 3

2.
Given that the primary focus of your current and future operations is on the use of hydraulic fracturing on properties in the Marcellus Shale, in this section or another section, provide a discussion the material financial and operational risks associated with hydraulic fracturing, such as underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.  See Rule 12b-20 under the Securities Exchange Act of 1934.

Response: The Business and MD&A sections have been revised in response to this comment, including on pages 3, 4, 6 and 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

3.
We note your response to prior comment 12, and we reissue the comment.  Please include a contextual discussion of those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations, and liquidity and capital resources.  With regard to capital resources, discuss any changes in equity, debt, and any off-balance sheet financing arrangements.  See Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K.

Response: The MD&A section has been revised in response to this comment, including on pages 7 through 11 (inclusive).

Properties, page 10

4.
We note in response to comment nine in our letter dated August 2, 2011 you no longer present the present value of your future net income from your oil and gas interests.  Rather, you now present certain undiscounted income data that does not appear to correspond to the disclosure of your standardized measure of discounted future net cash flows presented on page F-20 of your financial statements.  Please describe in further detail what these amounts represent and reconcile this information to your standardized measure of discounted future net cash flows.

Response:  The future net income data presented on page 13 represents estimated undiscounted future net income from the Company’s oil and gas properties. Page F-20 has been revised to correct typographical errors with respect to the future net cash flows data previously presented in the Form 10, including with respect to future cash flows inflows and future income tax expense.  As revised, the future net revenue presented on page 13 corresponds to the future cash flows inflows presented on page F-20.  Similarly, the operating expense and severance taxes presented on page 13 correspond to the future production costs presented on page F-20 and the future net income presented on page 13 corresponds to the future net cash flows before future income tax expense presented on page F-20.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
November 14, 2011

Directors and Executive Officers, page 14

5.
We note your new disclosure relating to Philip Kwong.  Please revise the sketch to eliminate any gaps or ambiguities with regard to time in the five year sketch, specifying both the month and year that positions began and ended.  See prior comment 13.

Response:  Page 17 has been revised in response to this comment.

6.
We note your response to prior comment 15, and we reissue the comment in part.  Please confirm to us that the “two individuals” referenced do not currently serve you or your affiliates in the capacity of officer or director.

Response: We hereby confirm to you that the two individuals referenced do not currently serve Vadda or any affiliate of Vadda in the capacity of officer or director.

Legal Proceedings, page 17

7.	We note your response to prior comment 18, and we reissue the last sentence of such comment.

Response: We hereby confirm to you that we have provided all information Item 103 of Regulation S-K requires.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-6

Prepaid acreage cost, page F-7

8.
We note the prepaid acreage cost account balance represents an amount paid by the Joint Ventures to an operator under turnkey contracts for wells that have not been delivered.  Please tell us the terms of the arrangement between the Joint Ventures and the operator and the reasons for the apparent delay in the assignment of acreage and delivery of wells.  As part of your response, describe any current or planned activities with respect to the properties in question.

Response:  The terms of the turnkey contracts between the joint ventures and the operator required the operator to deliver acreage to the joint ventures after the joint ventures paid the operator as required by the contracts.  The joint ventures paid the operator in advance as required by the contracts, but the operator subsequently failed to deliver the acreage as required by the contracts.  We have since acquired the joint ventures and have been, and currently are, engaged in discussions with the operator concerning its failure to deliver the required acreage.  We expect to finalize an arrangement with the operator concerning the payment before the end of this year.  If we finalize an arrangement this year that requires the operator to deliver any acreage, we plan to pursue drilling activities on such acreage in 2012.  If we do not finalize an arrangement in 2011 for acreage or cash, we would expect to record an impairment adjustment to the value of the subject asset.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
November 14, 2011

9.
We note that the prepaid acreage cost is recorded on your books at the same value as had been historically reported by the joint ventures.  Explain to us your basis for concluding that this is appropriate.  As part of your response, explain why you believe this is consistent with the fair value provisions of FASB ASC paragraph 805-20-31-1.

Response:  The prepaid acreage cost represents a receivable that is payable by an operator to the Company in cash as a result of the operator’s failure to deliver acreage to the joint ventures after the joint ventures paid the operator in advance for the acreage in cash as required by the applicable contracts.  We assessed the value of the subject asset when we acquired the joint ventures and concluded that the full amount was realizable through the receipt of cash or acreage.  However, because no actual acreage had been assigned, there was no value to assign for fair value based on non-cash consideration received or to be received and, consequently, the value of the receivable was determined based on the collectability of the outstanding balance.  When we acquired the joint ventures, the collectability was considered probable and, therefore, the historical cost appeared to be a reasonable representation of the fair value.  As noted in our response to comment eight, we are currently engaged in discussions with the operator concerning the payment and expect to finalize an arrangement with the operator concerning the payment before the end of this year.  Consequently, we believe it is appropriate to continue to record the amount at the same value as has been historically reported.  However, the corresponding disclosure has been revised throughout Amendment No. 2 to replace each applicable prior reference to “prepaid acreage cost” with a reference to “prepayment to operator,” including on pages F-2, F-7, F-10, F-11, F-21 and F-26.

10.
We note your disclosure in which you state you will record a portion of the prepaid acreage cost as leasehold cost once you receive an assignment of acreage and you assess undrilled leasehold costs for impairment on an annual basis or sooner if impairment is indicated.  Please note the guidance in FASB ASC 360-10-15-4 which states long-term prepaid assets are also subject to impairment testing.  Please expand your disclosure to address your accounting policy for testing the capitalized prepaid acreage cost account balance for impairment.

Response: Page F-7 has been revised in response to this comment.

Turnkey Drilling Revenue Recognition, page F-7

11.
We note you have expanded your drilling revenue recognition policy disclosure in response to our comment 22 in our letter dated August 2, 2011.  The expanded disclosure indicates in one section that “revenue is deferred until wells are completed as producing wells or determined to be nonproductive.”  Elsewhere, the disclosure revenue and associated drilling costs are recognized “as wells are drilled.”  Please clarify within your disclosure whether drilling revenue and related costs are deferred and recognized only upon completion of the wells or are recognized incrementally as the wells are drilled.

Response: Page F-8 has been revised in response to this comment.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
November 14, 2011

12.
To the extent that costs associated with turnkey drilling contracts are deferred, explain to us your basis [for] this accounting.  As part of your response, explain your basis for concluding that such costs are recoverable.  In this regard, tell us whether there have been or can be circumstances under which you are unable to collect revenue associated with these contracts.  Additionally, explain whether you have a legal right to collect such costs regardless of your ability to fully perform under the contracts.

Response:  The costs associated with turnkey drilling contracts are deferred until the associated revenue is recognized.  The contracts require the joint ventures (through capital contributions received from investors in such joint ventures) to pay us before we are required to perform under the contracts.  Because we receive payment under the contracts in advance of our performance, there has not been (and is not expected to be) any circumstance under which we were (or would be) unable to collect the revenue associated with the contracts.  However, the revenues associated with the contracts may not cover the costs associated with the contracts.  We may not be able to recover costs associated with the contracts to the extent that such costs exceed the amount of the advance payment and other revenues, if any, associated with the contracts.  If the costs associated with the contracts exceed the revenues associated with the contracts, we would incur a loss, which would be recorded in the period incurred.

As explained above, we have a legal right under the contracts to collect payment prior to our performance.  However, if we were subsequently unable to fully perform any of our obligations under the contracts, we may be legally obligated by the contracts to refund the entire payment or the portion of the payment attributable to the obligations we failed to perform.  We may be required to refund the payment associated with the contracts even if we have incurred (or expect to incur) costs associated with the contracts, including costs incurred prior to any such failure to perform as well as those incurred after such failure and prior to payment of the refund, and may not be able to deduct the amount of such costs from the refund.  In addition to refunding revenues already received, if we fail to perform under the contracts, we may lose all or a portion of our rights, if any, to receive future revenues associated with the contracts.

Goodwill, page F-9

13.	As previously requested in our comment 23 to our letter dated August 2, 2011, please disclose the amount of goodwill that is expected to be deductible for tax purposes.

Response: Page F-9 has been revised in response to this comment.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
November 14, 2011

Note 11-Supplemental Information on Oil and Gas Producing Activities, page F-17

14.
We note the disclosure provided in response to prior comment number 29 from our letter dated August 2, 2011.  The opening SMOG at 1/1/09 of $1,209,077 appears large relative to your reported reserves quantities as of that same date.  Separately, the reconciliation from 1/1/09 to 12/31/09 does not appear to reflect any items that would correspond to the acquisition of the joint ventures.  Confirm to us that your reconciliation for 2009 correctly reflects the opening balance and activity for the year.

Response:  Page F-20 has been revised in response to this comment to correct the disclosure.

Company Acknowledgement

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above discussion responds to all of the Staff’s comments.  If you have any questions or comments regarding the Company’s responses, please contact our counsel, Lawrence B. Mandala of Munck Carter LLP, at (972) 628-3631 at your earliest convenience. Your prompt attention to the foregoing is gratefully appreciated.

Very truly yours,

VADDA ENERGY CORPORATION

By: /s/ Daro Blankenship
Name: Daro Blankenship
Title: President and Chief Executive Officer

Enclosure